SEC File Number: 0-27050
CUSIP Number: 717-113-203

AMENDMENT NO. 1 TO FORM 12b-25

U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

NOTIFICATION OF LATE FILING

(Check One)

[X] Form 10-K and Form 10-KSB [ ] Form 11-K [ ] Form 20-F
[ ] Form 10-Q and Form 10-QSB [ ] Form N-SAR
For Period Ended: June 30, 2001

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR
For the Transition Period Ended: N/A

Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein.

No Changes to Parts I, II or III

Part IV - Other Information

(1)         Name and telephone number of person to contact in regard to this notification:

             John R. Ficarro                                      (330)                                  746-6641
                (Name)                                          (Area Code)                  (Telephone Number)

(2)         Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section                30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter period that the                 registrant was required to file such report(s)) been filed? If the answer is no, identify report(s). [X] Yes [ ] No

(3)         Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year                will be reflected by the earnings statements to be included in the subject report or portion thereof? [X] Yes [ ] No

             If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the                reasons why a reasonable estimate of the results cannot be made.

Phar-Mor, Inc. (the "Company") anticipates that the following non-cash charges will be included in its results for the thirteen weeks ended June 30, 2001:

Impairment of long-lived assets	$23,377,000
Write off of deferred tax asset	$9,565,000

The Company has determined that there has been an impairment of fixed assets and goodwill associated with 30 stores that operated at a loss in fiscal year 2001 and are expected to operate at a loss in fiscal year 2002. Therefore the Company has written down the value of these assets to their estimated net realizable value as of June 30, 2001. The Company has also determined that as a result of the losses incurred in fiscal year 2001 the realization of the deferred tax assets is no longer more likely than not. Therefore the valuation allowance was increased to fully reserve the net deferred tax assets as of June 30, 2001.

Phar-Mor, Inc.

(Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: October 1, 2001	/s/ John R. Ficarro John R. Ficarro Senior Vice President and Chief Administrative Officer